UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

--------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                              TERAX ENERGY, INC.
                              ------------------
                               (Name of Issuer)


               Class A Common Stock, $0.001 par value per share
               ------------------------------------------------
                        (Title of Class of Securities)


                                   88078Q302
                                --------------
                                (CUSIP Number)


                               December 31, 2006
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                            [X]   Rule 13d-1(b)

                            [_]   Rule 13d-1(c)

                            [_]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 11 Pages
                            Exhibit Index: Page 10


                                 SCHEDULE 13G

CUSIP No.: 88078Q302                                                                                Page 2 of 11 Pages
.......... ............................................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          MAGNETAR FINANCIAL LLC
.......... ............................................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.......... ............................................................................................................
3.        SEC Use Only
.......... ............................................................................................................
4.        Citizenship or Place of Organization

          Delaware
...................... ........ .......................................................................................
Number of             5.       Sole Voting Power                  3,700,000
Shares                ........ .......................................................................................
Beneficially          6.       Shared Voting Power                None
Owned by Each         ........ .......................................................................................
Reporting             7.       Sole Dispositive Power             3,700,000
Person With           ........ .......................................................................................
                      8.       Shared Dispositive Power           None
.......... ............................................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          3,700,000
.......... ............................................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          |_|
.......... ............................................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.76% based on 64,291,529 shares outstanding.
.......... ............................................................................................................
12.       Type of Reporting Person:

          IA; OO




CUSIP No.: 88078Q302                                                                                Page 3 of 11 Pages
.......... ............................................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          MAGNETAR CAPITAL PARTNERS LP
.......... ............................................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [_]

          (b) [_]
.......... ............................................................................................................
3.        SEC Use Only
.......... ............................................................................................................
4.        Citizenship or Place of Organization

          Delaware
...................... ........ .......................................................................................
Number of             5.       Sole Voting Power                  None
Shares                ........ .......................................................................................
Beneficially          6.       Shared Voting Power                3,700,000
Owned by Each         ........ .......................................................................................
Reporting             7.       Sole Dispositive Power             None
Person With           ........ .......................................................................................
                      8.       Shared Dispositive Power           3,700,000
.......... ............................................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          3,700,000
.......... ............................................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          |_|
.......... ............................................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.76% based on 64,291,529 shares outstanding.
.......... ............................................................................................................
12.       Type of Reporting Person:

          HC; OO




CUSIP No.: 88078Q302                                                                                Page 4 of 11 Pages
.......... ............................................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          SUPERNOVA MANAGEMENT LLC
.......... ............................................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [_]

          (b) [_]
.......... ............................................................................................................
3.        SEC Use Only
.......... ............................................................................................................
4.        Citizenship or Place of Organization

          Delaware
...................... ........ .......................................................................................
Number of             5.       Sole Voting Power                  None
Shares                ........ .......................................................................................
Beneficially          6.       Shared Voting Power                3,700,000
Owned by Each         ........ .......................................................................................
Reporting             7.       Sole Dispositive Power             None
Person With           ........ .......................................................................................
                      8.       Shared Dispositive Power           3,700,000
.......... ............................................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          3,700,000
.......... ............................................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          |_|
.......... ............................................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.76% based on 64,291,529 shares outstanding.
.......... ............................................................................................................
12.       Type of Reporting Person:

          HC; OO




                                 SCHEDULE 13G

CUSIP No.: 88078Q302                                                                                Page 5 of 11 Pages
.......... ............................................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          ALEC N. LITOWITZ
.......... ............................................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [_]

          (b) [_]
.......... ............................................................................................................
3.        SEC Use Only
.......... ............................................................................................................
4.        Citizenship or Place of Organization

          United States of America
...................... ........ .......................................................................................
Number of             5.       Sole Voting Power                  None
Shares                ........ .......................................................................................
Beneficially          6.       Shared Voting Power                3,700,000
Owned by Each         ........ .......................................................................................
Reporting             7.       Sole Dispositive Power             None
Person With           ........ .......................................................................................
                      8.       Shared Dispositive Power           3,700,000
.......... ............................................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          3,700,000
.......... ............................................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          |_|
.......... ............................................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.76% based on 64,291,529 shares outstanding.
.......... ............................................................................................................
12.       Type of Reporting Person:

          HC

                                                            Page 6 of 11 Pages

Item 1(a).      Name of Issuer:

                Terax Energy, Inc. (the "Issuer")

Item 1(b).      Address of Issuer's Principal Executive Offices:

                13355 Noel Road
                1370 One Galleria Tower
                Dallas, TX 75240

Item 2(a).      Name of Person Filing:

                This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                i)      Magnetar Financial LLC ("Magnetar Financial");

                ii)     Magnetar  Capital   Partners  LP  ("Magnetar   Capital
                        Partners");

                iii)    Supernova Management LLC ("Supernova Management"); and

                iv)     Alec N. Litowitz ("Mr. Litowitz").

                This Statement relates to certain warrants to purchase Shares (as defined herein) held for the account of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"). Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Magnetar Financial is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the warrants to purchase Shares held for the account of Magnetar Capital Master Fund. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).      Address of Principal Business Office or, if None, Residence:

                The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c).      Citizenship:

                i) Magnetar Financial is a Delaware limited liability company;

                ii)     Magnetar   Capital  Partners  is  a  Delaware  limited
                        partnership;

                iii) Supernova Management is a Delaware limited liability company; and

                iv) Mr. Litowitz is a citizen of the United States of America.

                                                            Page 7 of 11 Pages

Item 2(d).      Title of Class of Securities:

                Class  A  Common  Stock,  $0.001  par  value  per  share  (the
                "Shares")

                Item 2(e). CUSIP Number:

                88078Q302

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                (a) [_] Broker or dealer  registered  under  Section 15 of the Exchange Act.

                (b) [_] Bank as defined in Section 3(a)(6) of the Exchange
                        Act.

                (c) [_] Insurance  company as defined in Section  3(a)(19)
                        of the Exchange Act.

                (d) [_] Investment  company  registered under Section 8 of the Investment Company Act.

                (e) [X] An  investment  adviser  in  accordance  with Rule
                        13d-1(b)(1)(ii)(E);

                (f) [_] An  employee  benefit  plan or  endowment  fund in accordance  with  Rule  13d-1(b)(1)(ii)(F).

                (g) [_] A parent  holding  company  or  control  person in accordance with Rule 13d-1(b)(1)(ii)(G).

                (h) [_] A savings  association  as defined in Section 3(b)
                        of the Federal Deposit Insurance Act.

                (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.         Ownership:

Item 4(a).      Amount Beneficially Owned:

                As of February 5, 2006, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of the 3,700,000 Shares held for the account of Magnetar Capital Master Fund.

Item 4(b).      Percent of Class:

                The number of Shares of which each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 5.76% of the 64,291,529 total number of Shares outstanding.

Item 4(c).      Number of Shares of which such person has:

Magnetar Financial:
-------------------

(i) Sole power to vote or direct the vote:                             3,700,000

(ii) Shared power to vote or direct the vote:                                  0

(iii) Sole power to dispose or direct the disposition of:              3,700,000

(iv) Shared power to dispose or direct the disposition of:                     0

                                                            Page 8 of 11 Pages

Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                          3,700,000

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:             3,700,000


Item 5.         Ownership of Five Percent or Less of a Class:

                This Item 5 is not applicable.


Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                See disclosure in Item 2 hereof.


Item 8.         Identification and Classification of Members of the Group:

                This Item 8 is not applicable.


Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.


Item 10.        Certification:

                By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 9 of 11 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007                      MAGNETAR FINANCIAL LLC

                                             By: Magnetar Capital Partners LP
                                                 As Sole Member

                                            By:  /s/ Alec N. Litowitz
                                                 -----------------------------
                                            Name:  Alec N. Litowitz
                                            Title: Manager of Supernova
                                                   Management LLC, as General
                                                   Partner of Magnetar Capital
                                                   Partners LP


Date: February 14, 2007                      MAGNETAR CAPITAL PARTNERS LP


                                            By:  /s/ Alec N. Litowitz
                                                 -----------------------------
                                            Name:  Alec N. Litowitz
                                            Title: Manager of Supernova
                                                   Management LLC, as General
                                                   Partner of Magnetar Capital
                                                   Partners LP


Date: February 14, 2007                      SUPERNOVA MANAGEMENT LLC


                                             By:  /s/ Alec N. Litowitz
                                                  --------------------
                                             Name:  Alec N. Litowitz
                                             Title: Manager

Date: February 14, 2007                      ALEC N. LITOWITZ


                                             /s/ Alec N. Litowitz
                                             -------------------------

                                                           Page 10 of 11 Pages

                                 EXHIBIT INDEX


Ex.                                                                     Page No.

A.   Joint Filing  Agreement,  dated February 14, 2007 by and among
     Magnetar  Financial,  Magnetar  Capital Partners LP, Supernova
     Management LLC, and Alec N. Litowitz............................         11

                                                           Page 11 of 11 Pages

                                   EXHIBIT A

                            JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Terax Energy, Inc. dated as of February 14, 2007 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: February 14, 2007                      MAGNETAR FINANCIAL LLC

                                             By: Magnetar Capital Partners LP
                                                 As Sole Member

                                            By:  /s/ Alec N. Litowitz
                                                 -----------------------------
                                            Name:  Alec N. Litowitz
                                            Title: Manager of Supernova
                                                   Management LLC, as General
                                                   Partner of Magnetar Capital
                                                   Partners LP


Date: February 14, 2007                      MAGNETAR CAPITAL PARTNERS LP


                                            By:  /s/ Alec N. Litowitz
                                                 -----------------------------
                                            Name:  Alec N. Litowitz
                                            Title: Manager of Supernova
                                                   Management LLC, as General
                                                   Partner of Magnetar Capital
                                                   Partners LP


Date: February 14, 2007                      SUPERNOVA MANAGEMENT LLC


                                             By: /s/ Alec N. Litowitz
                                                 --------------------
                                             Name:   Alec N. Litowitz
                                             Title:  Manager

Date: February 14, 2007                      ALEC N. LITOWITZ


                                             /s/ Alec N. Litowitz
                                             -------------------------